

SECUR 07005947 1ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macro Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Main Street, Suite 100
(No. and Street)

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

Madison, New Jersey 07940
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Masucci 973-889-1973 x101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

New Brunswick, New Jersey 08901
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Masucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macro Financial, LLC, as of February 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEW JERSEY
MANUEL F. DE LEON, JR.
MY COMMISSION EXPIRES
DECEMBER 6, 2011

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACRO FINANCIAL, LLC

Financial Statements

December 31, 2006

With Independent Auditors' Report


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
185
SECTION

Macro Financial, LLC
Table of Contents
December 31, 2006



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Managers,
Macro Financial, LLC:

We have audited the accompanying statement of financial condition of Macro Financial, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macro Financial, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 24, 2007

Macro Financial, LLC
Statement of Financial Condition
December 31, 2006

Assets

Current assets		
Cash and cash equivalents	$	32,831
Marketable securities		98,799
Other current assets		329
	$	131,959

Liabilities and Member's Equity

Current liabilities		
Accounts payable	$	5,750
Member's equity		
Member contributions		249,068
Accumulated deficit		(122,859)
Total member's equity		126,209
	$	131,959

The Notes to Financial Statements are an integral part of this statement.

Macro Financial, LLC
Statement of Operations
Year Ended December 31, 2006

Revenues	
Interest income	$ 6,312
Expenses	
Licenses and permits	24,164
Professional fees	18,916
Dues and subscriptions	4,325
Insurance	1,439
Bank charges	306
	49,150
Operating loss	(42,838)
Other expense	
Unrealized loss on investments	148
Net loss	$ (42,986)

The Notes to Financial Statements are an integral part of this statement.

Macro Financial, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Member Contributions	Accumulated Deficit	Total
Balance at January 1, 2006	$ 216,068	$ (79,873)	$ 136,195
Net loss	--	(42,986)	(42,986)
Member contributions	33,000	--	33,000
Balance at December 31, 2006	$ 249,068	$ (122,859)	$ 126,209

The Notes to Financial Statements are an integral part of this statement.

Macro Financial, LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (42,986)
Adjustments to reconcile net loss to net cash provided by operating activities	
Unrealized loss on investments	148
Accrued interest	(1,972)
Changes in assets and liabilities	
Other current assets	171
Accounts payable	4,950
Net cash used by operating activities	(39,689)
Cash flows from investing activities	
Purchases of marketable securities	(98,000)
Proceeds from sale of marketable securities	99,000
Net cash provided by investing activities	1,000
Cash flows from financing activities	
Member contributions	33,000
Net change in cash	(5,689)
Cash and cash equivalents	
Beginning of year	38,520
End of year	$ 32,831

The Notes to Financial Statements are an integral part of this statement.

1. Nature of Operations

Macro Financial, LLC (the Company), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed in October 2003 and received NASD approval and registered with the SEC as a broker-dealer in June 2004. The Company is a full service broker-dealer per the management agreement with the NASD. The Company is a single member LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction. The Company did not have any placement fee revenue during 2006.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts as of December 31, 2006.

Marketable Securities

These securities are stated at market value, with any unrealized gains and losses included in the statements of operations. Securities held at December 31, 2006 represent certificates of deposit with maturities in excess of 90 days whose acquisition cost approximates market value. Realized gains or losses on securities sold are based on the specific identification method.

Income Taxes

The Company is not subject to federal or state income taxes. All taxable income (loss) and tax credits are reported on the tax returns of MacroMarkets, LLC.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2006, the Company had net capital as defined of $125,101 which exceeded the required net capital by $25,101.

4. Related Party Transactions

The Company is owned by MacroMarkets, LLC (MM) (formerly Macro Securities Research, LLC), with which the Company has entered into a management agreement dated March 12, 2004. Per the agreement, MM will assume and pay all expenses related to the day-to-day operations of the Company.

5. Requirement pursuant to Rule 15c3-3

Macro Financial, LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k)(2)(ii).

SUPPLEMENTARY INFORMATION

Macro Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2006

Net capital		
Total member's equity	$	126,209
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses		(329)
Net capital before haircuts on securities		125,880
Haircuts on securities		
Other securities		(779)
Net capital	$	125,101
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable	$	5,750
Total aggregate indebtedness	$	5,750
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)	$	383
Minimum net capital under rule 15c3-1(a)(2)(iii)	$	100,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(iii)]	$	100,000
Excess Net Capital at 1,000%	$	124,526
Excess Net capital at 1,500%	$	124,718
Ratio: Aggregate Indebtedness to Net Capital		0.046 to 1

See Independent Auditors' Report

Macro Financial, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
Year Ended December 31, 2006

Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2006) Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	130,351
Adjustment for accrued audit fees		(5,250)
Net capital per audited financial statements	$	125,101

See Independent Auditors' Report



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

120 Albany Street
Suite 201
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member,
Macro Financial, LLC:

In planning and performing our audit of the Macro Financial, LLC financial statements and supplemental schedules of Macro Financial, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Williams Smith + Brown, PC

February 24, 2007

END